UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       February 2004

              File No.    0-50582

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated February 24, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  February 24, 2004            Signed: /s/ Mark O’Dea_____

             Mark O’Dea,

             President, CEO and Director

NEWS RELEASE

FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

February 24, 2004

FRONTEER REPORTS HIGH GRADE URANIUM RESULTS FROM LABRADOR AND

UNVEILS ITS URANIUM PORTFOLIO

Vancouver, February 24, 2004? Fronteer Development Group (FRG-TSX, FRR-Frankfurt) is pleased to report values of between 1.5% and 28.2% U3O8 (Uranium Oxide) from rock samples collected in the Central Mineral Belt (“CMB”) of Labrador during the 2003 reconnaissance program. Fronteer and its 50-50 Joint Venture partner Altius Minerals Corp. will incorporate these assays into ongoing exploration for copper-gold-silver-uranium “Olympic Dam-style ” deposits. In light of these high grade Uranium results, combined with historical resources, the Joint Venture recognizes the potential for a stand-alone high grade Uranium Deposit in the CMB.

URANIUM RESOURCES

The CMB Joint Venture in Labrador controls 29,325 hectares, which incorporates hundreds of Uranium showings and the historic Michelin and Post Hill Uranium Deposits . These deposits and showings had never been evaluated for their copper-gold-silver content and as such provided the basis for Fronteer and Altius to reevaluate them for their Olympic Dam-style polymetallic potential (see News Release October 8, 2003).

The Michelin Deposit, with between $10 and $20 million spent by Brinco Mining Ltd on exploration and underground development, has a reported historical resource estimate of 6.4 million tonnes at 0.13% U3O8. The Post Hill Property has a reported historical resource estimate of 550,000 tonnes @ 0.16% U3O8 (both according to the mineral occurrence data system of Newfoundland and Labrador). It is important to note that world average ore grade for Uranium is 0.15% U3O8.

Recent Joint Venture exploration results give clear indications of higher-grade zones within the two deposits. For example, analyses of archived drill core from the Nash Zone on the Post Hill Property returned 1.83% U3O8 over a width of one metre. Similarly, narrow veins of pitchblende (uranium oxide), which occur in the western part of the Michelin deposit, reportedly assayed up to 40% U3O8.

Work to date by the Joint Venture has successfully demonstrated that the Michelin and Post Hill Properties also have copper-gold-silver mineralization associated with uranium (i.e. Olympic Dam-style mineralization). Grab samples collected proximal to the Post Hill Deposit returned:

· 0.55 g/t gold with 1.0% copper and 78.6 g/t silver;

· 0.29 g/t gold with 1.5% copper and 72.8 g/t silver;

· 0.87 g/t gold with 3.0% copper and 77 g/t silver;

· 0.28 g/t gold with 0.9 % copper, 21.5 g/t silver and 1.76 % molybdenum.

Similarly, grab samples collected north of the Michelin Deposit returned values of 1.09 % copper with 20.5 g/t silver, as well as 0.72 % copper with 26.5 g/t silver.

URANIUM ECONOMICS

Based on the current resource estimates of the Post Hill and Michelin Deposits, the Fronteer-Altius Joint Venture owns approximately 20 million pounds of Uranium. The energy that can be generated from this quantity of Uranium:

1. Is equivalent to roughly 420 million barrels of crude oil or 144 million tonnes of black coal,

2. Could fuel a 1000 MWe power station for 45 years.

Uranium supply is expected to fall short of demand over the next decade by approximately 300 million pounds. This growing imbalance is reflected in the price of Uranium, which has increased 40% over the past year and is at a high of ~US$16 per pound, levels not seen since 1996 and 1988. At these prices, grades of 1% Uranium (U3O8) have a valuation of ~US$350 per tonne. Based on the Joint Venture’s Uranium resources at the Post Hill and Michelin Deposits, this inventory is comparable to a 780,000 ounce gold resource at an average gold grade of ~4 g/t.

HIGH GRADE URANIUM BOULDERS AT MELODY HILL

A 1200-meter long boulder field was examined at Melody Hill during the 2003 field season. High-grade uranium-bearing boulders terminate abruptly up ice at Melody Lake, which is interpreted to overlie the Uranium source. Boulder samples were analyzed and returned:

· 28.20% U3O8 (from altered granite)

· 11.90% U3O8 (from altered felsic volcanic rock)

Such values are comparable to historical studies of the property, wherein ten boulder samples returned an average assay of 11.53% U3O8 with values between 2.25% and 18.08% U3O8.

Similar high-grade uranium assays have been returned from other prospects sampled during the 2003 program. A grab sample from a regional scale shear zone on the Post Hill Property has returned 1.51% U3O8, together with 1.31% copper, 58 g/t silver and 0.41 g/t gold. Similarly, a sheared felsic volcaniclastic sub-crop sample from the Emben Property has assayed 2.91% U3O8.

Canada is home to the world’s largest high grade Uranium Mine at McArthur River with reserves of 437 million pounds @ 25% U3O8. A gold deposit of equivalent value per tonne would have a grade of twenty-one ounces gold per tonne. Canada is the world’s largest Uranium producing country providing 33% of the global Uranium ore supply. It is estimated that by 2005, Canada will be supplying 50% of the world’s Uranium. Globally, there are six companies responsible for almost 100% of the world’s mined Uranium supply.

The Fronteer-Altius Joint Venture will continue to systematically explore the portfolio in Labrador for its copper-gold-silver-uranium potential. Logistical planning is underway for 2004 summer exploration, which will include geophysical surveys, follow-up geology and geochemistry and drill target definition.

Fronteer has no debt, $3.5 million in working capital and 21 million shares outstanding. The Company has five active exploration programs in Canada focused on gold and copper-gold-silver-uranium (Olympic Dam style) deposits. Fronteer is also currently completing due diligence on an advanced stage gold portfolio in Turkey, and is continuing in its aggressive acquisition strategy on an international scale capitalizing on the strengths of its management team and Board of Directors.

On behalf of Fronteer Development Group Inc.

“Mark O'Dea”

MARK O’DEA PhD, P.Geo

President and CEO

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Uranium resources quoted for the Post Hill and Michelin Deposits are historical and not compliant with NI 43-101.